# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Celcuity Inc., CIK 0001603454
CUSIP: 15102K100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2800 Campus Drive, Suite 140, Minneapolis, Minnesota (MN), 55441
Date of event which requires filing of this statement: 07/14/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001263508

## Reporting persons
- Baker Bros. Advisors LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 4,877,963; shared voting power 0; sole dispositive power 4,877,963; shared dispositive power 0; aggregate amount beneficially owned 4,877,963 (9.99% of the class)
- Baker Bros. Advisors (GP) LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 4,877,963; shared voting power 0; sole dispositive power 4,877,963; shared dispositive power 0; aggregate amount beneficially owned 4,877,963 (9.99% of the class)
- Julian C. Baker: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,877,963; shared voting power 0; sole dispositive power 4,877,963; shared dispositive power 0; aggregate amount beneficially owned 4,877,963 (9.99% of the class)
- Felix J. Baker: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,877,963; shared voting power 0; sole dispositive power 4,877,963; shared dispositive power 0; aggregate amount beneficially owned 4,877,963 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Celcuity Inc.
Address of issuer's principal executive offices: 2800 Campus Drive, Suite 140, Minneapolis, MN 55441

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively, the "Reporting Persons").

The Reporting Persons previously reported their beneficial ownership of the Common Stock of Celcuity Inc. (the "Issuer") on Schedule 13D. Prior to the filing of this Schedule 13G, the Reporting Persons filed Amendment No. 2 to that Schedule 13D ("Amendment No. 2") reporting that, as a result of the dispositions of Common Stock of the Issuer ("Common Stock") described therein and the setting of the Maximum Percentage (as defined in Amendment No. 2) at 9.99%, they beneficially own less than 10% of the outstanding Common Stock, are not affiliates of the Issuer, and hold such securities for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Accordingly, the Reporting Persons are eligible to report, and are hereby reporting, their beneficial ownership of the Common Stock of the Issuer on Schedule 13G pursuant to Rule 13d-1(b).
Address of principal business office or, if none, residence:
The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP
860 Washington Street, 3rd Floor
New York, NY 10014
(212) 339-5690
Citizenship: The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Items 5 through 9 of each of the cover pages to this Schedule 13G are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock of the Issuer directly held in the aggregate by Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds") which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as Common Stock that may be acquired upon exercise of prefunded warrants with no expiration date with an exercise price of $0.001 per share of Common Stock ("$0.001 Prefunded Warrants"), subject to the limitations on exercise described below and Common Stock that may be acquired upon conversion of the 2.75% convertible notes of the Issuer, convertible at any time at the option of the holder into 19.4932 shares of Common Stock per $1,000 principal amount, subject to beneficial ownership limitations described below (the "2.75% Convertible Notes").

The Reporting Persons beneficially own 4,815,792 shares of Common Stock directly held by the Funds as well as 62,171 shares of Common Stock that may be acquired upon exercise of 62,171 $0.001 Prefunded Warrants, subject to the limitations on exercise of the $0.001 Prefunded Warrants as described below.

The $0.001 Prefunded Warrants are only exercisable to the extent that after giving effect to such exercise the holders thereof, together with their affiliates and any persons who are members of a Section 13(d) group with the holders or any of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no more than 9.99% of the outstanding shares of Common Stock (the "Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer.

As a result of these restrictions, the number of shares of Common Stock that may be issued upon exercise of the $0.001 Prefunded Warrants by the above holders may change depending upon changes in the outstanding Common Stock.

The 2.75% Convertible Notes are only convertible to the extent that after giving effect or immediately prior to such conversion the holders thereof, their affiliates and any persons who are members of a Section 13(d) group with the holders or any of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding shares of Common Stock (the "Beneficial Ownership Limitation"). By written notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. Due to the Beneficial Ownership Limitation, the Funds cannot presently convert any of the 2.75% Convertible Notes.

Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

The Adviser GP is the sole general partner of the Adviser. The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.
Percent of class: The information in Item 11 of each of the cover pages to this Schedule 13G is incorporated herein by reference. The percentage of beneficial ownership for each of the Reporting Persons reported herein is based on 48,766,288 shares of Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on May 14, 2026, plus 62,171 shares of Common Stock underlying $0.001 Prefunded Warrants exercisable within 60 days, subject to the limitations on exercise as described above.
Sole power to vote or to direct the vote: The Reporting Persons have sole power to vote or direct the vote of 4,815,792 shares of Common Stock directly held by the Funds as well as 62,171 shares of Common Stock that may be acquired upon exercise of 62,171 $0.001 Prefunded Warrants, subject to the limitations on exercise of the $0.001 Prefunded Warrants as described above.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: The Reporting Persons have sole power to dispose or direct the disposition of 4,815,792 shares of Common Stock directly held by the Funds as well as 62,171 shares of Common Stock that may be acquired upon exercise of 62,171 $0.001 Prefunded Warrants, subject to the limitations on exercise of the $0.001 Prefunded Warrants as described above.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The information in Item 4 is incorporated herein by reference.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EXHIBIT 99.1 Joint Filing Agreement

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, Scott L. Lessing/ President By: Baker Bros. Advisors (GP) LLC, its general partner (07/16/2026)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (07/16/2026)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (07/16/2026)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (07/16/2026)